FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending January 28, 2008

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --






   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons



Following a revaluation of the cash element of the investment held within the US Retirement Savings Plan ("the Plan"), which is notionally held in GSK Ordinary share ADRs, the Administrators of the Plan notified GlaxoSmithKline plc and the under-mentioned persons on 28 January 2008 of an increase in the notional allocation of Ordinary Share ADRs on 25 January 2008 at a price of $46.92 per ADR share:-


Dr JP Garnier                                119
Dr M Slaoui                                   11
Dr R G Greig                                  34
Mr W Louv                                      7
Dr D Pulman                                    9
Mr D Stout                                    57
Mr C Viehbacher                               12



This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).



S M Bicknell

Company Secretary



28 January 2008




SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: January 28, 2008                                        By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc